Exhibit 99.35

For Immediate Release	May 14, 2020

The Valens Company Enters Australia’s Rapidly Expanding Cannabis Market with Five Year Distribution Agreement with Country’s Largest Distributor

●	Landmark agreement provides The Valens Company with strategic access to the second largest cannabis market outside of North America.

●	Under the terms of the five-year agreement, The Valens Company becomes a preferred supplier to Cannvalate, a leading authority in the Australian medical cannabis community with the largest cannabis distribution platform in the country.

●	Partnership provides the Company the platform to establish initial operations, pursue required licensing, and bring Valens’ high quality, innovative, oil-based products to a growing medical patient base and broader consumer categories as the market evolves.

Kelowna, B.C., May 14, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, announced today that it has signed a distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”), Australia’s largest medicinal cannabis distributor and clinical research organization, with a current estimated market share of almost 50% of cannabis prescriptions in the country.

The five-year, non-exclusive agreement is based on an asset-light revenue generating pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. Under the terms of the agreement, The Valens Company is also in the process of finalizing a long-term lease on a property in Australia with an independent third party. This is expected to be built out by the landlord as a small-sized extraction and manufacturing facility designed to be scalable, forming the hub of The Valens Company’s operations in the country. Construction on the facility is expected to commence on signing the lease and is expected to be fully operational halfway through 2021, subject to applicable licensing and regulatory approvals.

In the near term, The Valens Company is expected to monetize the agreement with Cannvalate through shipments of a broad range of products from its facility in Canada to Australia. As such, the terms of the agreement require minimal upfront capital investment by The Valens Company. The Company is targeting initial revenue from this agreement in Q3 2020 subject to receiving the necessary import and export permits.

“This partnership provides Valens with strategic access to Australia’s strong and fast-growing cannabis market,” said Tyler Robson, CEO of The Valens Company. “With a proven track record, strong knowledge of the local market, and a leading distribution platform in Australia, Cannvalate is an excellent partner for us to build our presence in this pivotal hub with significant long term growth opportunity.”

“The agreement allows us to maximize incremental revenue potential, while spending minimal capital upfront and scaling our operations as the opportunity expands,” added Jeff Fallows, President of The Valens Company. “Australia’s medical patient base, similar to the early stages of medical patient growth in Canada, offers an attractive return for our shareholders with potential upside as this also positions us strongly in a market that is expected to ease regulations around CBD products in early 2021.”

“The Australian market is the fastest growing, pure-play medicinal cannabis market in the world and is unique in that oil-based derivatives represent over 95% of the total products sold. This opportunity provides the platform for The Valens Company to become the primary extractor and contract manufacturer for licensed producers throughout Australia and Asia-Pacific,” said Dr. Sud Agarwal, CEO of Cannvalate.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

In 2019, there were over 25,000 prescription approvals for medicinal cannabis products in Australia. This is nearly a nine-fold increase over the number of prescription approvals in 2018. Furthermore, the growth of the Australian medical market has continued into 2020 with over 14,000 prescription approvals from January to April.(1) The Australian Therapeutics Goods Administration’s proposal to relax the scheduling of CBD could make certain types and amounts of CBD products available to adult patients without a prescription. The new regulations could take effect in early 2021, further expanding the opportunity.(2) Currently the Australian medical cannabis market is estimated at US$40 million and is expected to have tremendous growth in coming years and jump past the US$1 billion mark by 2020.(3) Australia has a higher GDP per capita as compared to Canada, and a high propensity to consume cannabis products across numerous age groups, with The Valens Company in a strong position to take advantage of this growth.(4)

Sources:

(1) Australian Department of Health – Therapeutic Goods Administration,

(2) Australian Department of Health – Therapeutic Goods Administration, Consultation: Proposed amendments to the Poisons Standard - Joint ACMS/ACCS meetings, June 2020

(3) The Oceania Cannabis Reports, Second Edition, April 2020 – Prohibition Partners

(4) Australian Institute of Health and Welfare

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. The Valens Company is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/

About Cannvalate

Cannvalate is Australia’s largest business-to-business services company supporting both domestic and international Medicinal Cannabis companies fast track their growth into the Australian market.

Their two key services include:

1. ACMA (Australian Cannabis Market Access) – Australia’s largest network of medicinal cannabis prescribing clinics, consisting of more than 2,400 referring physicians and 600 affiliated pharmacies spanning all states of Australia. Cannvalate prescriptions currently account for almost 50% of the Australian market, which is now the fastest growing pure-play medical market in the world.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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2.  Medicinal Cannabis Research Collaboration (MCRC) – The world’s only cannabis-specialised, Clinical Research Organisation (CRO) providing best-in-class, cost-effective, clinical and preclinical research. The MCRC provides end- to-end, novel cannabinoid drug discovery in conjunction with a talented, commercially-orientated, scientific team, capable of performing preclinical, phase 1, phase 2 and phase 3 trials.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1.212.896.1233 / 1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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